EXHIBIT (a)(9)

                                                     For Release: June 26, 1997
                                                          CONTACT: GINGER SMITH
                                                                 (704) 329-4018

                        COMPASS EXTENDS DAKA TENDER OFFER
                         AND SETS PROPOSED CLOSING DATE

         JUNE 26, 1997 (CHARLOTTE, NC) . . . Compass Group PLC announced today that Compass Holdings, Inc., a wholly owned subsidiary of Compass Group, is extending its offer to purchase all outstanding shares of common stock of DAKA International, Inc. (Nasdaq National Market: DKAI) for $7.50 per share in cash until 5:00 p.m., New York City time, on Wednesday, July 9, 1997. The terms of the extended offer are identical to the terms of the original offer announced on May 29, 1997.

         Compass Group also noted that DAKA International has announced that DAKA International has moved the record date for the distribution of shares of Unique Casual Restaurants, Inc. ("UCRI"), a recently formed corporation that will operate the restaurant business of DAKA International, from June 24, 1997 to July 8, 1997. As previously announced, immediately prior to the consummation of Compass Holdings' tender offer, one share of common stock of UCRI is to be distributed for each DAKA International share.

         Consummation of the tender offer is subject to numerous conditions as described in the tender offer materials, including the registration under the Securities Exchange Act of 1934 of the UCRI common stock. Compass has been advised by DAKA International that the Registration Statement relating to the UCRI common stock has not yet been declared effective.

         Compass Group currently expects that the tender offer will not be extended beyond July 9, 1997, although it is possible that another extension could occur if all of the conditions of the offer are not then satisfied. If all of the conditions of the offer are satisfied when the offer period expires on July 9, 1997, Compass Group also expects that The Bank of New York, the Depositary for the offer, will begin making payment on Friday, July 11, 1997 for all DAKA International shares that have been validly tendered.

         As of the close of business on June 25, 1997, approximately 9,365,068 shares of DAKA International common stock, representing approximately 84% of the shares then outstanding, had been validly tendered.

         For more information contact Ginger Smith, Director of Marketing and Communications, Compass Group, USA Division at (704) 329-4018 or Ron Morley, Compass Group PLC at (011) 44-193-257-3005.




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